Exhibit D

RECENT DEVELOPMENTS

The information included in this section supplements the information about Jamaica contained in Jamaica’s annual report for the year ended March 31, 2016 on Form 18-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 16, 2016 (the “2016 Form 18-K”), as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the 2016 Form 18-K, the information in this section replaces such information. No significant changes to the information provided in the 2016 Form 18-K have occurred. Initially capitalized terms used in this section have the respective meaning assigned to those terms in the 2016 Form 18-K.

THE JAMAICAN ECONOMY

Overview

The Jamaican economy expanded by 0.8% in 2015 when compared to 2014. This was mainly the result of an improvement in all industries with the exception of Agriculture, Forestry and Fishing and Producers of Government Services. Jamaica’s nominal GDP in 2015 was J$1.6 billion, an increase of 5.9% when compared to 2014. In 2015, Jamaica’s real GDP at basic price was J$742.0 million, representing an increase of 0.8% when compared to 2014. The tourism industry remains the leading gross earner of foreign exchange for Jamaica. Tourism accounted for 66.2% of gross foreign exchange earnings from the productive sector in 2015, excluding remittance inflows. The United States, Europe and Canada accounted for 63.3%, 13.2% and 18.4%, respectively, of Jamaica’s visitors in 2015.

At March 31, 2016, Jamaica’s domestic debt was J$815.9 billion, which excludes government-guaranteed securities. At March 31, 2016, Jamaica’s external debt was U.S.$10,265.4 million, of which 95.7% was denominated in US dollars, 2.1% was denominated in Euro, 0.4% was denominated in Yen, and 1.4% was denominated in Chinese Yuan. At March 31, 2016, Jamaica’s total Public Sector debt to nominal GDP was 126.8%. At May 31, 2016, Jamaica’s domestic debt was J$824.5 billion, which excludes government-guaranteed securities. At May 31, 2016, Jamaica’s external debt was U.S.$10,195.4 million, of which 96.0% was denominated in US dollars, 1.8% was denominated in Euro, 0.4% was denominated in Yen, and 1.4% was denominated in Chinese Yuan. For purposes of the Public Sector debt to nominal GDP ratio calculations above, total Public Sector debt is defined as debt of the Central Government, the Bank of Jamaica and external guaranteed debt.

For purposes of Jamaica’s EFF arrangement with the IMF, total debt is defined as debt of the Bank of Jamaica, debt of the Central Government, debt of PetroCaribe Development Fund (“PDF”) (net of any amounts owed by the Central Government to PDF), domestic guaranteed debt and external guaranteed debt (“EFF Debt to GDP”). Jamaica’s EFF Debt to nominal GDP was 124.5% at the end of the 2015/2016 fiscal year, 137.3% at the end of the 2014/2015 fiscal year and 140.4% at the end of the 2013/2014 fiscal year.

The official exchange rate as at June 30, 2016 was J$126.38 per U.S.$1.00, representing a depreciation of 5.0% for the first six months period of 2016.

The Consumer Price Index was 3.7% for the year ended December 31, 2015 and decreased by 0.6% for the interim period from January 1, 2016 to June 30, 2016.

At May 31, 2016, net international reserves of the Bank of Jamaica were U.S.$2,304.7 million covering 21.76 weeks of Goods and Services Imports.

At April 30, 2016, gross international reserves of the Bank of Jamaica were U.S.$2,817.43 million

As of June 30, 2016, annual inflation was 2.6%, the lowest annual inflation in over 56 years.

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Progress under the Extended Fund Facility

On June 17, 2016, the IMF Board completed its combined eleventh and twelfth review, found the Government to have met all criteria, and disbursed SDR 56.64 million (approximately U.S.$80 million).

IMF Arrangements and Targets

On June 16, 2015, the IMF completed the eighth review of Jamaica’s economic performance under the EFF arrangement. The completion of the review enabled the disbursement of SDR 28.32 million (approximately U.S.$39.8 million) on June 18, 2015, which brought total disbursements under the EFF arrangement to SDR 417.1 million (approximately U.S.$625.4 million). For additional details on the EFF, see “Form 18-K—Exhibit (D)—The Jamaican Economy—IMF Arrangements.”

Jamaica’s receipt of future disbursements under the EFF arrangement is dependent upon Jamaica meeting economic targets for the ERP that are approved by the IMF. According to the Memorandum of Economic and Financial Policies that the Government of Jamaica submitted to the IMF on June 1, 2015, the current ERP targets are the following:

	December 31, 2015	March 31, 2016	June 30, 2016	September 31, 2016	December 31, 2016
	Actual	Actual	Performance Criteria
	(in billions of J$, except where noted)
Fiscal Targets
Primary Balance (floor)(1)	66.0	120.8	11.0	29.0	54.0
Tax Revenue (floor)(1)(6)	291.7	411.8	99.0	198.0	300.0
Overall Public Sector Balance (floor)(1)	4.4	26.3	(29.0)	(41.0)	(51.5)
Direct Debt (ceiling)(1)(2)	1.5	(52.8)	19.5	45.0	55.0
Guaranteed Debt (ceiling)(1)	(19.2)	(21.3)	0.0	0.0	0.0
Accumulation of Domestic Arrears (ceiling)(3)(9)	(1.2)	0.0	0.0	0.0	0.0
Accumulation of Tax Refund Arrears (ceiling)(4)(9)	(5.3)	(4.4)	0.0	0.0	0.0
Accumulation of External Debt Payment Arrears (ceiling)(5)(9)	0.0	0.0	0.0	0.0	0.0
Social Security spending (floor)(6)(7)	20.8	26.1	4.8	9.7	16.4
Monetary Targets
Cumulative Change in Net International Reserves (floor)(5)(8)	442.2	429.0	(199.6)	(49.6)	52.3
Cumulative Change in Net Domestic Assets (ceiling)(8)	(37.4)	38.1	28.7	9.0	21.9

(1)	Cumulative flows from April 1 through March 31.
(2)	Excludes government guaranteed debt. The central government direct debt excludes IMF credits.
(3)	Includes debt payments, supplies and other committed spending as per contractual obligations.
(4)	Includes tax refund arrears as stipulated by law.
(5)	In millions of U.S. dollars.
(6)	Indicative target.
(7)	Defined as a minimum annual expenditure on specified social protection initiatives and programs.
(8)	For March 2015, cumulative change from end-December 2013. Revised Performance Criteria show cumulative change from end-December 2014.
(9)	Continuous performance criterion.

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